Eugene Trowbridge, CCIM

 Partner

Jillian Sidoti, CCIM

 Partner

Nancee Tegeder

Associate Attorney

Jonathan Nieh

Associate Attorney

Mailing Address:

38977 Sky Canyon Drive

Suite 101

Murrieta CA, 92563

Email:

company@crowdfundinglawyers.net

Office:

(323) 799-1342

Website:

www.CrowdfundingLawyers.net

May 29, 2019

Via EDGAR

Re: Mythic Collection, LLC (the “Company”)

Offering Statement on Form 1-A

Filed April 9, 2019

File No. 024-10983

To whom it may concern,

Please see the following responses to your comment letter dated May 7, 2019.

SEC Comment:

Form 1-A Filed April 9, 2019

Offering Summary, page 3

1.         In an appropriate place in this section, please revise your disclosure to clearly state that there is no public market for these securities and that the only liquidity event available to investors is the distribution of Free Cash Flow, once you commence generating revenues, if any.

Company Response:

On page 6, we added:

There is currently no public trading market for our Interests, and an active market may not develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Interests at any price. Even if a public market does develop, the market price could decline below the amount you paid for your Interests. Therefore, our only liquidity event, until such time, is the distribution of Free Cash Flow, once we commence generating revenues, if any.

1

Securities Exchange Commission

RE: Mythic Collection, LLC

May 29, 2019

On page 7, we added:

The Manager may make semi- annual distributions of Free Cash Flow remaining to Interest Holders subject to it having the right, in its sole discretion, to withhold distributions including the Management Fee in order to meet anticipated costs and liabilities of the Series. The Manager may change the timing of potential distributions in its sole discretion. It is expected that distributions will not happen until 2020 when the Company launches its Fan Club Experiences

Use of Proceeds, page 5

1. Please refer to your disclosures regarding the anticipated use of proceeds from this offering, both here and on page 21. Please revise your discussion of the Asset Cost on page 5 to clarify, if true, that you have already acquired the Series Alpha Black Lotus from a third party Asset Seller and your proceeds will be used, in part, to repay the loan from your Manager that was used to fund this asset purchase. If our understanding of your acquisition of the Series Alpha Black Lotus is incorrect, please tell us in detail in your response when you will acquire the Series Alpha Black Lotus, who you will acquire it from, and why you obtained a loan from your Manager for $51,000 in February 2019.

Company Response:

We have restructured this to be a purchase and sale as opposed to a loan. We have rescinded the promissory note and have filed an exhibit to show this rescission.

To address the risks associated with the purchase and sale agreement, the Company added the following risk factor:

The Purchase and Sale Agreement is not an arms’ length transaction.

The Company, on behalf of the Series, has entered into a Purchase and Sale Agreement for the Series Alpha Black Lotus. This agreement was not at arms’ length. The Manager purchased the Series Alpha Black Lotus for $51,000 and is selling it to the Series for $114,000. The Manager believes this is a fair increase in value as it is still below market value according to recent sales of other similar Alpha Black Lotus cards.

The Company made many adjustments to the section entitled “Use of Proceeds,” including a discussion of the Asset Cost and the basis of the cost within the footnotes:

Our Manager acquired the Series Alpha Black Lotus from the Asset Seller for a total cost of $51,000, which was paid in cash by the Manager. The Company has entered into a purchase and sale agreement with the Manager for the purchase of the Series Alpha Black Lotus for $114,000 (the “Asset Cost”). The original basis of the Series Alpha Black Lotus is $51,000 plus the Manager incurred additional holding costs. The Company has entered into a purchase and sale agreement (“PSA”) with the Manager for the purchase of the Series Alpha Black Lotus for $114,000. The Company is committed to raising a minimum of $56,250 which is enough to perform on the purchase and sale agreement and have enough in reserves for the ongoing expected costs related to the Series Alpha Black Lotus’ storage, insurance, and other costs. As funds are raised after the minimum, the Manager will be divested of its interest until the maximum of $125,000 is raised. The Manager, separate from its original ownership and purchase of the Series Alpha Black Lotus, may maintain 2% to 10% of the Series as described herein. “Asset Seller(s)” means an individual(s), dealer or auction company, which owns an Underlying Asset prior to i) a purchase of an Underlying Asset by the Company in advance of a potential offering or ii) the closing of an offering from which proceeds are used to acquire the Underlying Asset. In the case of the Series Alpha Black Lotus, the Asset Seller is not an affiliate of the Company, the Manager or any of their respective officers or directors.

2

Securities Exchange Commission

RE: Mythic Collection, LLC

May 29, 2019

The Manager has incurred certain expenses to date which are covered as part of the purchase and sale agreement. The Company expects to incur additional expenses related to the Series Alpha Black Lotus and has accounted for a minimum raise of $56,250. It is expected that the Manager, or the Company, on behalf of the series, will not obtain most of the services (such as insurance) listed above until the Minimum Offering amount is raised and the Series can perform on the purchase and sale agreement.

The footnotes go on to further explain the relationship:

The Series will then perform on the purchase and sale agreement (“PSA”). As the Series makes payments to the Manager, the Manager will be divested of its interest in the Series Alpha Black Lotus and the Series will own the Series Alpha Black Lotus. Upon full payment under the terms of the PSA, the Series Alpha Black Lotus will be owned by the Series and not subject to any liens or encumbrances.

SEC Comment:

2. We note you refer on page 5 to a down-payment made by the Manager as part of this asset purchase. Please tell us and revise your disclosure here and on page 21 to more clearly explain whether reimbursement of the down-payment made by the Manager is included in the $51,000 loan from the Manager or whether this represents an additional amount for which you will reimburse the Manager. If reimbursement of the down-payment made by the Manager is not included in the $51,000 loan, please tell us where reimbursement of this down-payment is reflected in the table on page 21 or why you believe it is appropriate to exclude reimbursement of this down-payment from your use of proceeds.

Company Response:

Please see our response above, but also see our changes throughout the Offering Statement to address the change in structure. For example, on page 48, we have added:

The purchase and sale agreement was with the Manager of the Company and is not an arms’ length transaction. The Manager purchased the Series Alpha Black Lotus for $51,000 and is selling the Series Alpha Black Lotus to the Series for $114,000, which the Manager believes is below the fair market value of the Series Alpha Black Lotus.

SEC Comment:

Governing Law, page 7

3. We note your disclosure that “the Company and the Operating Agreement will be governed by Delaware law and any dispute in relation to the Company and the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware.” Please revise to clearly disclose whether your exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Company Response:

Note, to this end, we have added this information for the investor:

3

Securities Exchange Commission

RE: Mythic Collection, LLC

May 29, 2019

NOTICE REGARDING AGREEMENT TO ARBITRATE

THIS OFFERING MEMORANDUM REQUIRES THAT ALL INVESTORS ARBITRATE ANY DISPUTE, OTHER THAN THOSE RELATED TO CLAIMS UNDER FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER, ARISING OUT OF THEIR INVESTMENT IN THE COMPANY. ALL INVESTORS FURTHER AGREE THAT THE ARBITRATION WILL BE BINDING AND HELD IN THE STATE OF DELAWARE. EACH INVESTOR ALSO AGREES TO WAIVE ANY RIGHTS TO A JURY TRIAL. OUT OF STATE ARBITRATION MAY FORCE AN INVESTOR TO ACCEPT A LESS FAVORABLE SETTLEMENT FOR DISPUTES. OUT OF STATE ARBITRATION MAY ALSO COST AN INVESTOR MORE TO ARBITRATE A SETTLEMENT OF A DISPUTE.

SEC Comment:

Risk Factors, page 8

4. Please provide risk factor disclosure regarding the statement in your independent auditor's report that there is “substantial doubt about [your] ability to continue as a going concern.”

Company Response:

We have added the following risk factor:

Our independent auditors have expressed in their report substantial doubt about our ability to continue as a going concern.

The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

SEC Comment:

Use of Proceeds, page 21

5. We note your disclosure that you expect gross proceeds of the offering to be approximately $125,000, yet your table indicates that you will allocate $125,000 to the “Cash Portion of the Asset Cost,” representing 40.80% of your gross cash proceeds, and that you will allocate additional dollar amounts to other “Uses.” We also note that your narrative description of total proceeds includes disclosure that you acquired the Series Alpha Black Lotus from the Asset Seller for $51,000. Please revise your disclosure for consistency, or explain why it appears that you have allocated more than your expected gross proceeds in your table.

4

Securities Exchange Commission
RE: Mythic Collection, LLC
May 29, 2019

Company Response:

We have updated the table for accuracy.

		Minimum	50%	75%	100%
	Uses
	Asset Cost	$45,250	$51,500	$71,750	$114,000
	Transfer Agent Fee	$-	$-	$-	$-
	(assuming the Manager acquires 2% of Interests)
	Offering Expenses (estimated)	$6,683	$6,683	$6,683	$6,683
Acquisition Expenses	--Transport from Seller to Bank Vault			$-	$-
	--Travel & Lodging for Inspection Purposes	$1,242	$1,242	$1,242	$1,242
	--Miscellaneous Holdings Costs	$525	$525	$525	$525
	Sourcing Fee	$2,550	$2,550	$2,550	$2,550
	(assuming the Manager acquires 2% of Interests)
	Management Fee	$-	$-	$-	$-
	Disposition Fee	$-	$-	$-	$-
	Total Fees and Expenses	$11,000	$11,000	$11,000	$11,000

	Total Proceeds	$56,250	$62,500	$82,750	$125,000

Further, please note our changes to the transaction of the structure and the extensive updates to the footnotes to the table.

SEC Comment:

6. Please refer to your tabular presentation of the anticipated use of proceeds from this offering. Please tell us what the line titled “Holding Period Profit to Manager” in the amount of $63,000 represents, and tell us how categorizing these unspent proceeds as holding period profit to manager is consistent with Section 4.1 of the Series Operating Agreement.

Company Response:

We have adjusted this to fit the narrative of the purchase and sale agreement the Company has entered into with the Manager while still disclosing the purchase price by the Manager within the Offering Statement. The Company also added a risk factor stating that the agreement was not an arm’s length transaction.

5

Securities Exchange Commission
RE: Mythic Collection, LLC
May 29, 2019

SEC Comment:

7. Your disclosure in the first paragraph below your Use of Proceeds table suggests that you have already acquired the Series Alpha Black Lotus. However, you state in the second paragraph on page 22 that the Series Alpha Black Lotus will be owned by the Series upon payment of the loan. Please revise your disclosures for consistency. If you are making a distinction between ownership of this asset by the Company and ownership of this asset by the Series, please revise your disclosures to more transparently explain when and how the Company obtained ownership of this asset and when and how, if applicable, the Series will obtain ownership or other rights to this asset. Furthermore, please tell us how you considered whether the asset purchase agreement between the Company and the Asset Seller is a material contract that should be filed as an exhibit to your Form 1-A in accordance with Item 17 of Part II of Form 1-A, and, if there is a separate agreement for the sale or transfer of rights for the Series Alpha Black Lotus from the Company to the Series, please also tell us how you considered whether this agreement also should be filed as an exhibit. We note that the Series Operating Agreement states that the Underlying Asset is the Series Alpha Black Lotus but we are unable to locate where that agreement states, if true, that the Series will gain rights to this asset upon payment of the loan. If the Series will not obtain ownership of the asset, please clearly disclose this fact.

Company Response:

We have attempted to have consistency throughout the document stating that the asset will be owned by the Series, individually. We also have attempted to discuss the purchase and sale agreement throughout while also filing the purchase and sale agreement as an exhibit.

We have also tried to clarify that the Company does not own any assets and each Series will own the individual assets:

For example on page 24, we added the following:

The Company currently does not own any assets, but intends to perform on a purchase and sale agreement entered into with the Manager of the Company for the sale of the Alpha Black Lotus through a designated Series as discussed herein. This is not and was not an arms’ length transaction.

SEC Comment:

8. You disclose here that full documentation of the loan from Mythic Markets, Inc. is “included in Exhibit 6.2 hereto.” Exhibit 6.2, however, appears to be a Software and Services License Agreement between North Capital Investment Technology, Inc., and Mythic Markets Inc. Please revise your disclosure for consistency, and file the loan agreement as an exhibit.

Company Response:

We have rescinded the loan agreement and have replaced it with a purchase and sale agreement which has been filed as an exhibit.

SEC Comment:

9. Please provide support for your statement that the “Alpha Black Lotus . . . has realized a significant increase in value,” and provide context for your statement. For example, disclose the time period in which the asset has increased in value, and the measure and method by which you determined “value.”

6

Securities Exchange Commission
RE: Mythic Collection, LLC
May 29, 2019

Company Response:

The Company frequently tracks the sale of similar condition cards and has determined the increase in value based on recent sales. Please see the attached spreadsheet for the increase in value determinations.

SEC Comment:

10. Please describe any anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold. In this regard, we note your disclosure that, “[i]n the event that less than the Maximum Series MTG-ABL90 Interests are sold in connection with this Offering, the Manager may pay, and not seek reimbursement for, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee,” but you do not disclose the anticipated allocation of proceeds for less than the maximum offering amount. See Instruction 3 to Part II, Item 6 of Form 1-A.

Company Response:

Please see our response to comment #6.

SEC Comment:

Description of the Series Alpha Black Lotus Summary Overview, page 22

11. We note your statement in this section that, “[u]pon completion of this Offering, the Series MTG-ABL90 Interest will purchase a Magic: The Gathering Alpha Black Lotus . . . as the Series MTG-ABL90 Asset.” However, as noted above, it is unclear from your filing whether you have already purchased the asset, and whether you intend for you or the Series to be the owner of the asset. Further, it appears that, if you sell less than the maximum in this offering, proceeds will be used to pay less than the total cash portion of the Asset Cost. In this regard, please clarify the interest Investors will hold in the Alpha Black Lotus upon completion of the offering, including any differences in investor interests if the full cash portion of the asset will not be repaid from the offering proceeds, and whether you or investors in the Series will own the asset.

Company Response:

Please see our responses above. Throughout the document we have attempted to clarify that the individual Series will own the assets, individually. The investors, as Members of the Series, will own the asset through Series Interest ownership.

SEC Comment:

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

12. You disclose in the third paragraph under this heading that the loan was obtained during the period ended January 31, 2019. However, disclosures elsewhere in your filing indicate that the loan was obtained in February 2019. Please revise your disclosure for consistency.

Company Response:

As stated previously, we have rescinded the loan.

7

Securities Exchange Commission
RE: Mythic Collection, LLC
May 29, 2019

SEC Comment:

13. You disclose elsewhere in your filing that subsequent to your financial statement date of January 31, 2019, you both obtained a loan from your Manager and used the loan proceeds to acquire the Series Alpha Black Lotus. As such, it appears that you may already have incurred some or all of the acquisition expenses and operating expenses described in the table on page 38. In order to better comply with Item 9(d) of Part II, Model B, of Form 1-A and to provide your investors with context for your plan of operations for the 12 months following the offering, please revise your disclosure to describe all known events that are reasonably likely to have a material impact on your financial statements or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. At a minimum, it appears you should add disclosure describing your acquisition of the Series Alpha Black Lotus and any acquisition or operating expenses you have incurred thus far, or your Manager has incurred on your behalf, in order to provide investors in this offering with management's insight into how your future financial statements are expected to differ from your historical financial statements. Alternatively, if you or your Manager will not obtain any or all of the services designated as operating expenses on page 38, including but not limited to storage, security and insurance, until after the closing of this offering, please clearly disclose such to your investors.

Company Response:

We have added this paragraph to the “Use of Proceeds” section:

The Manager has incurred certain expenses to date which are covered as part of the purchase and sale agreement. The Company expects to incur additional expenses related to the Series Alpha Black Lotus and has accounted for a minimum raise of $56,250. It is expected that the Manager, or the Company, on behalf of the series, will not obtain most of the services (such as insurance) listed above until the Minimum Offering amount is raised and the Series can perform on the purchase and sale agreement.

Further, on page 24, we clarified:

The Company incurred no Operating Expenses in the period ended January 31, 2019 related to storage, transportation, insurance, maintenance and professional services fees associated with the series assets we acquired. We expect to incur these expenses, and thus, have set a minimum amount for which we believe we will need in order to cover these costs. Once the Company has raised a sufficient amount to cover such costs, the Company, on behalf of the Company will obtain such services (such as insurance) and perform on the purchase and sale agreement with the Manager.

SEC Comment:

Plan of Distribution and Subscription Procedure Plan of Distribution, page 25

14. We note your disclosure that “Mythic Markets owns and operates a web-based (desktop & mobile) investment platform called Mythic Markets,” that “[n]either Mythic Markets, Inc. nor any other affiliated entity involved in the offer and sale of the Interests is a member firm of FINRA . . . ,” and that you have not engaged a broker-dealer. In this regard, please clarify who will be offering and selling your interests in this offering, clearly identify the services to be provided by the Manager with regards to the Mythic Markets Platform and disclose whether any persons affiliated with you are relying upon Rule 3a4-1 in connection with this offering.

As a related matter, please clarify if the Mythic Markets Platform refers to both your investment platform and potential future trading platform and clarify if the investment platform is currently operational. In this regard, we were unable to locate the subscription application on your public website. If the investment platform is not yet operational, please clarify how you intend to distribute the Interests to investors if it fails to become operational. If applicable, please also make changes to your “How to Subscribe” disclosure, providing an alternative, if any, for investors to subscribe to your offering without using the Mythic Markets Platform. In this regard, we note that step two indicates an investor must complete an application on the Mythic Markets Platform to subscribe.

8

Securities Exchange Commission
RE: Mythic Collection, LLC
May 29, 2019

Company Response:

It is our intention to only process subscriptions via our website. To this end, we have clarified this. Further, we have provided the following information:

The Mythic Markets platform refers to both the investment platform and potential future trading platform. The investment platform has been fully developed and will launch in conjunction with the Alpha Black Lotus offering. To participate, investors must complete an application on the Mythic Markets platform to subscribe.

In regard to our reliance on 3a4-1, we have added the following information:

We are relying on Rule 3a4-1 of the Securities Exchange Act of 1934, Associated Persons of an Issuer Deemed not to be Brokers. The applicable portions of the rule state that associated persons (including companies) of an issuer shall not be deemed brokers if they (a) perform substantial duties at the end of the offering for the issuer; (b) are not broker dealers; and (c) do not participate in selling securities more than once every 12 months, except for any of the following activities: (i) preparing written communication, but no oral solicitation; or (ii) responding to inquiries provided that the content is contained in the applicable registration statement; or (iii) performing clerical work in effecting any transaction. Neither the Company, its Manager, nor any affiliates conduct any activities that fall outside of Rule 3a4-1 and are therefore not brokers nor are they dealers. All subscription funds which are accepted will be deposited directly into the Company’s account. This account is not held by an escrow agent. Subscription funds placed in the segregate, Company account may only be released if the Minimum Offering Amount is raised within the Offering Period.

SEC Comment:

Plan of Operations, page 25

15. We note your disclosure that the Series MTG-ABL90 is intended to “start operations” at the time of the closing of the offering. Please describe what is meant by “operations” in this section. In this regard, we note your disclosure that you “also intend to develop Fan Club Experiences” as described in the description of your business, but it is unclear what, if any, additional operations the series will engage in to generate revenue. Please also further describe your current plan to develop Fan Club Experiences. For example, disclose whether you have entered into any legally binding agreements related to your Fan Club Experiences. In this regard, we note your disclosures on page 16 that revenues are expected to be primarily derived from the use of your Underlying Asset in Fan Club Experiences, and on page 20 suggesting that you will generate revenues by 2020.

Company Response:

To respond to this comment, we have made multiple changes throughout the Offering Statement, including:

Added the following risk factor on page 9:

The Company does not expect to generate revenues or launch Fan Club Experiences until 2020.

Investors should be advised and aware that the Company does not expect to generate revenue until 2020 when it intends to launch its Fan Club Experiences. It is expected that the Fan Club Experiences will not happen until such time because it will be at that time that the Company will have enough Series with Underlying Assets in order to justify the launch of such experiences. The Company has not entered into any agreements to launch such events. To this end, investors should look to invest for the long term and for the time being, look to the increase in value of the Underlying Asset of their Series in order to realize any appreciation or increase in value in the value of the securities. However, for this reason, investors should look to the investment as highly speculative, risky and as a long-term investment.

9

Securities Exchange Commission
RE: Mythic Collection, LLC
May 29, 2019

On page 7, under Timing of Distributions:

It is expected that distributions will not happen until 2020 when the Company launches its Fan Club Experiences.

On page 13, added the following:

Further, Fan Club Experiences are not expected to launch until 2020.

AND:

Volatility in demand may lead to volatility in the value of vintage comic books and collectible cards, which may result in further downward price pressure and adversely affect the Company’s ability to achieve its objective of acquiring additional Underlying Assets through the issuance of further Series of Interests and monetizing them together with the Series Alpha Black Lotus at the Fan Club Experiences to generate distributions for Investors which is not expected until at least 2020.

On page 16, added the following sentence:

Further, Fan Club Experiences are not expected to launch until at least 2020.

On page 30, we amended to read:

However, we expect that the operations of the Company, including the issuance of additional Series of Interests and their acquisition of additional assets, will benefit Investors by enabling the Series to benefit from economies of scale and by allowing Investors to enjoy the Company’s vintage comic book and collectible card collection at the Fan Club Experiences which are not expected to launch until 2020, for which we have not entered into any agreements.

On page 32, we added the following paragraph:

Despite the plans of the Company, it should be noted that Fan Club Experiences are not expected to launch until 2020 and the Company has a significant amount of assets for the Fan Club Experiences will be an enjoyable and profitable experience. The Company has not entered into any contracts regarding Fan Club Experiences and Investors are discouraged from investing solely on the basis of the plans of Fan Club Experiences. Instead, Investors should invest because they believe that the Underlying Asset of their Series will increase in value based on the Underlying Asset and the marketplace itself.

On page 38, we amended the REVENUE section of the table to read:

Revenue	Fan Club Experiences (Mythic Museum, Grand Prix Tournaments, etc.) (not expected until 2020)	Allocable pro rata to the value of each Underlying Asset

On page 39, we added the following sentence:

10

Securities Exchange Commission
RE: Mythic Collection, LLC
May 29, 2019

It should be noted that Fan Club Experiences are not expected to launch until 2020.

On page 40, we added the following sentence:

It should be noted, Fan Club Experiences are not expected to launch until 2020.

The last bullet points on page 41 were amended to read:

Asset Monetization Services:

•	Create and manage all Fan Club Experiences and determine participation in such programs by any Underlying Assets;

•	Evaluate and enter into service provider contracts related to the operation of Fan Club Experiences (the Company has not yet entered into any such agreements);

•	Allocate revenues and costs related to Fan Club Experiences to the appropriate series in accordance with our allocation policy which is not expected until 2020;

•

Approve potential joint ventures, limited partnerships and other such relationships with third parties related to asset monetization and Fan Club Experiences. The Company has not yet entered into any such relationships.

SEC Comment:

16. As a related matter, we note your disclosure that you “plan to launch approximately 10 to 15 additional offerings in the next twelve months . . . [that] will enable the Company to reduce Operating Expenses for each series . . .” Considering your disclosure throughout the filing regarding the benefits from “economies of scale” that will result from holding more than one Underlying Asset, please balance your disclosure in this section by discussing the risks, if any, that such offerings will not be completed within the next twelve months.

Company Response:

We have clarified as follows:

However, it should be noted that the Company may not launch enough Series of have enough Underlying Assets to realize economies of scale. Despite the Company’s best intentions, it is possible, and very likely, that the Company may not be able to launch as many offerings as it intends and thus, will not be able to realize reduced Operating Expenses per Series through economies of scale.

SEC Comment:

17. Please state whether, in your opinion, the proceeds from this offering will satisfy your cash requirements or whether you will need to raise additional funds in the next six months to implement your plan of operations. In this regard, we note your disclosure that you anticipate the Fan Club Experiences will enable you to generate revenues for the series to cover the ongoing post-closing Operating Expenses, but that you do not anticipate generating enough revenues in fiscal year 2019. See Part II, Item 9(c) of Form 1-A.

Company Response:

We have added the following paragraph:

11

Securities Exchange Commission
RE: Mythic Collection, LLC
May 29, 2019

The Company will also be highly dependent on the capitalization of the Manager. The Company believes that it will, from this Offering, and subsequent offerings for other assets, have sufficient capital for the next 12 months for each individual series. The Manager, however, must also be capitalized. The officers of the Manager are committed to provide such capitalization, but such commitment is not in writing.

SEC Comment:

Financial Statements for the Period Ended January 31, 2019 Note F - Subsequent Events, page F-11

18. You indicate elsewhere in your filing that the proceeds from the loan from your Manager were used by you to purchase the Series Alpha Black Lotus from a third party Asset Seller. Please revise your subsequent events footnote to describe the use of the proceeds from this loan, or tell us why such disclosure is not required.

Company Response:

Please note that we have rescinded this agreement.

SEC Comment:

19. This footnote states “[t]his loan is anticipated to be repaid with the proceeds of a subsequent offering that would not be borne by Series #MTG-ABL90.” Please reconcile this statement with your Use of Proceeds disclosures on pages 5 and 21. Please revise disclosures throughout your filing as needed for consistency.

Company Response:

Please note the responses to comments above.

SEC Comment:

General

20. We note that, in the FAQs on your public website, you state that “[you] protect [y]our investors by offering only SEC-registered shares of asset-backed securities.” By filing your offering statement on form 1-A, however, you are not “registering” your shares, but are seeking to qualify them through an exemption to registration under the Securities Act. Please revise your website to reflect that the securities you intend to offer to investors are not “registered” securities. Further, asset-backed securities, as such term is defined in Item 1101(c) of Regulation AB, are ineligible for use of Form 1-A pursuant to Rule 261(c) of Regulation A. Please clarify whether you believe the securities you are qualifying in this offering are asset-backed securities, and why it is appropriate to qualify the same on a Form 1-A. Alternatively, please revise your website.

Company:

Our website has been revised.

SEC Comment:

21. We note that Item 14 of your First Amended and Restated Series Limited Liability Company Agreement provides alternative dispute resolution procedures, including obligations of the parties to engage in negotiation, mediation, and as a last resort, binding arbitration. Please disclose in your offering circular whether this alternative dispute provision is intended to apply to actions arising pursuant to the U.S. federal securities laws. If the provision is intended to apply to federal securities law claims, please disclose, if true, that by agreeing to the provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder. Finally, please include corresponding risk factor disclosure, including but not limited to, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that this provision can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable.

12

Securities Exchange Commission
RE: Mythic Collection, LLC
May 29, 2019

Company Response:

Please note our disclosure on page 7:

By purchasing Interests, Subscribers are bound by the dispute resolution provisions contained in our Operating Agreement which limits your ability to bring class action lawsuits or seek remedy on a class basis. The dispute resolution process provisions do not apply to claims under the federal securities laws. By agreeing to the dispute resolution process, including mandatory arbitration, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Please also note the disclosure on page 20:

NOTICE REGARDING AGREEMENT TO ARBITRATE

THIS OFFERING MEMORANDUM REQUIRES THAT ALL INVESTORS ARBITRATE ANY DISPUTE, OTHER THAN THOSE CLAIMS UNDER FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER, ARISING OUT OF THEIR INVESTMENT IN THE COMPANY. ALL INVESTORS FURTHER AGREE THAT THE ARBITRATION WILL BE BINDING AND HELD IN THE STATE OF DELAWARE. EACH INVESTOR ALSO AGREES TO WAIVE ANY RIGHTS TO A JURY TRIAL. OUT OF STATE ARBITRATION MAY FORCE AN INVESTOR TO ACCEPT A LESS FAVORABLE SETTLEMENT FOR DISPUTES. OUT OF STATE ARBITRATION MAY ALSO COST AN INVESTOR MORE TO ARBITRATE A SETTLEMENT OF A DISPUTE.

ADDITIONAL RISK FACTOR ARBITRATION:

The Operating Agreement contains a mandatory dispute resolution process which may limit the rights of investors to some legal remedies and forums otherwise available. This Agreement contains a provision which requires that all claims arising from Member's investment in the Company be resolved through arbitration.

For Members’ information:

(a)	Arbitration is final and binding on the parties;

(b)	The parties are waiving their right to seek remedies in court, including the right to jury trial;

(c)	Prearbitration discovery is generally more limited than and potentially different in form and scope from court proceedings.

(d)	The Arbitration Award is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of a ruling by the arbitrators is strictly limited;

(e)

The panel of arbitrators may include a minority of persons engaged in the securities industry. Such arbitration provision limits the rights of an investor to some legal remedies and rights otherwise available.

The dispute resolution process provisions do not apply to claims under the federal securities laws. By agreeing to the dispute resolution process, including mandatory arbitration, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

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Securities Exchange Commission
RE: Mythic Collection, LLC
May 29, 2019

We have also added the following to the Amended the Restated Company Agreement:

The dispute resolution process provisions do not apply to claims under the federal securities laws. By agreeing to the dispute resolution process, including mandatory arbitration, investors will not be deemed to have waived the Company’s or Series’ compliance with the federal securities laws and the rules and regulations thereunder.

SEC Comment:

22. Please provide support for the following statements, or disclose that they are management's opinions or beliefs:

•	“Today, an estimated 20 million people play Magic worldwide.Most of them started

•	playing after the Black Lotus went out of print. Many have never seen one in person. It has become so iconic that even people who've never played have heard of it;”

•	“Magic: The Gathering is one of Hasbro's most profitable brands, with sustained year- over-year growth in popularity and revenue;”

•

“This dichotomy and the disproportionate access to the market have resulted in the creation of significant latent demand from the enthusiast community to directly participate in an asset class that . . . they have passively watched deliver returns to a select group of individual collectors;”

•

“The vintage comic book and collectible card market has truly become a globalized industry as vintage comic books and collectible cards have begun trading hands internationally and collectors and enthusiasts are attending an increasing number of auctions and conventions across the globe;”

•

“. . . growing markets for vintage comic books and collectible cards in places such as Latin America and Russia create more price insulation from localized market conditions as demand is less tied to the specific health of the general U.S. economy;”

•

“It is believed that ~75% of vintage comic book and collectible card transactions were consummated on a peer-to-peer basis at local comic and game stores, ~10% at auction and ~15% through convention vendors;” and

•

“The market is recognizing the historical and cultural significance of the origin stories and rare artifacts representing their favorite heroes and card games. Ultimately, this results in the market recognizing the investment potential of comic books and collectible cards.”

Company Response:

Please note that we have either a.) clarified our opinions, b.) struck unverifiable claims, or c.) provided sources for such statistics.

SEC Comment:

23. We note that your public website discloses that the trading platform will not be available and operational until “late 2019.” Please state on your website, as you do in your Offering Circular, that there is no guarantee that a trading platform for secondary sales of your securities will ever develop or that appropriate regulatory approval to permit such secondary trading will ever be obtained. Also, please provide risk factor disclosure related to the platform, including risks related to any uncertainty of the platform becoming operational, whether you are required to register the platform, and any related risks regarding the uncertainty of regulatory approval, if applicable. In this regard, we only note risk factor disclosure regarding potential future brokerage activity of the Manager or its affiliates with regards to trading of Interests via the Mythic Markets Platform.

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Securities Exchange Commission
RE: Mythic Collection, LLC
May 29, 2019

Company Response:

We have made this update to our website.

SEC Comment:

24. We note that your website includes a graph with information that compares the price change of the Magic: The Gathering cards to the S&P 500, Gold and U.S. Real Estate. Please revise to remove such information from your website, as it appears to be inconsistent with the disclosures in your Offering Circular and could be confusing to investors given the lack of a current market for your securities.

Company Response:

This has been removed.

Thank you for your attention.

Sincerely,

/s/ Jillian Ivey Sidoti, Esq.

Securities Counsel

Cc: Client

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563

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